Exhibit 3

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

March 23, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

The Board of Directors of CF Industries Holdings, Inc. is reaffirming to you CF Industries’ commitment to a strategic business combination between CF Industries and Terra.

To that end, our Board has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in our letter to you dated March 9, 2009, with an exchange ratio based on $30.50 for each Terra share, the exchange ratio to be not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share.  The $30.50 per Terra share is a premium of over 85% to Terra’s stock price before we made our original offer on January 15, 2009.

We continue to believe that a business combination between CF Industries and Terra is a compelling combination with a number of strategic benefits.  We are confident that Terra’s stockholders agree with us and will show their support for the transaction by voting for our slate of directors at Terra’s 2009 Annual Meeting.  We note that the Annual Meeting is required by Terra’s by-laws to be held not later than May 15.

Sincerely,

/s/ Stephen R. Wilson

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.